October 29, 2018

Steven M. Fusco
Senior Executive Vice President and Chief Financial Officer
SB One Bancorp
100 Enterprise Drive, Suite 700
Rockaway, NJ 07866

       Re: SB One Bancorp
           Amendment No. 1 to
           Registration Statement on Form S-4
           Filed October 25, 2018
           File No. 333-227651

Dear Mr. Fusco:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2018 letter.

Amendment No 1 to Form S-4 filed October 25, 2018

Cover Page

1. We note your revisions in response to comment 1. Please revise to quantify both "the closing price of the SB One common stock on the last trading day preceding the first public announcement of the merger" and "the minimum implied value [of the per share merger consideration] that would have avoided triggering this termination right." Please make corresponding revisions throughout your proxy statement/prospectus. Steven M. Fusco
SB One Bancorp
October 29, 2018
Page 2
The Merger
Material U.S. Federal Income Tax Consequences of the Merger, page 85

2. We note the revised opinions attached as Exhibits 8.1 and 8.2 are "short-form" opinions confirming the material tax consequences contained in the registration statement.
      Accordingly, please revise your registration statement to state clearly that the material
      U.S. federal income tax consequences of the merger are the opinion of each named counsel, not a general summary of law based on those opinions. Please refer to Sections
      III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 for guidance.
       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Pamela A.
Long, Assistant Director, at (202) 551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven M. Fusco
                                                           Division of
Corporation Finance
Comapany NameSB One Bancorp
                                                           Office of Financial
Services
October 29, 2018 Page 2
cc:       Richard A. Schaberg, Esq.
FirstName LastName